UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Donehew, Robert H.
   c/o Donehew Capital, LLC
   111 Village Parkway, Building #2
   Marietta, GA  30067
   USA
2. Issuer Name and Ticker or Trading Symbol
   Golf Rounds.com, Inc.
   TEEE
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   3/13/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President and Treasurer
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |3/13/0|P   | |15,000 (1)        |A  |(2)        |35,000             |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/16/0|P   | |20,000 (1)        |A  |$1.375     |35,000             |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/16/0|P   | |30,000 (3)        |A  |$1.375     |100,000 (3)        |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (right to buy) |$2.5625 |3/13/|P   |V|20,000     |A  |3/13/|3/12/|Common Stock|20,000 |(4)    |20,000      |D  |            |
                      |        |00   |    | |           |   |00   |05   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) These securities are owned by Robert H.
Donehew.
(2) These securities were issued in consideration for Mr. Donehew's agreement to serve as Vice President and Treasurer of the registrant.
(3) These securities are owned by Donehew Fund Limited Partnership, a Georgia limited partnership. Mr. Donehew is the Chief Executive Officer of
Donehew Capital, LLC, a Georgia limited liability company, which is the General Partner of Donehew Fund Limited Partnership. Donehew Fund Limited
Partnership also holds proxies to vote an additional 449,690 shares of common stock owned by third parties.
(4) These options were issued in consideration for Mr. Donehew's agreement to serve on the registrant's board of directors.
	                                                     Joint Filer
Information
Names:                    Donehew Fund Limited
Partnership
                                Donehew Capital,
LLC
Address                  111 Village Parkway, Building
#2
                                Marietta, Georgia
30067
Designated Filer       Robert H.
Donehew
Issuer & Ticker Symbol:          Golf Rounds.com, Inc.
(TEEE)
Signatures:                              DONEHEW FUND LIMITED
PARTNERSHIP
                                                By: Donehew Capital, LLC,
General Partner
                                                                /s/ Robert H.
Donehew

By:___________________________________
                                                     Robert H. Donehew, Chief
Executive Officer
                                                DONEHEW CAPITAL, LLC, GENERAL
PARTNER
                                                                  /s/ Robert H.
Donehew

By:___________________________________
                                                      Robert H. Donehew, Chief
Executive Officer
SIGNATURE OF REPORTING PERSON
/s/   Robert H. Donehew
DATE
April 24, 2000